

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2014

<u>Via facsimile</u>
Mr. Ron Weissberg
14 Menachem Begin Street
Ramat Gan 52700 Israel

      Re: Dynamic Applications Corp. (the "Company")
      File No.: 0-54856

Dear Mr. Weissberg,

In your letter dated April 16, 2014, you request a waiver from the audit requirement for the cumulative period from inception.

Based on the information provided, we will not object to your proposal.

The staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3747.

Sincerely,

Tricia Armelin
Associate Chief Accountant